Exhibit 99.1

Corporate Communications
CNH Industrial publishes its 2020 Corporate Calendar
London, January 21, 2020
CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces the following corporate calendar dates for 2020:
Date	Earnings releases
February 7	CNH Industrial results for 4th quarter and full year 2019
May 6	CNH Industrial results for 1st quarter 2020
July 30	CNH Industrial results for 2nd quarter and 1st half 2020
November 5	CNH Industrial results for 3rd quarter 2020

A conference call for investors and financial analysts is planned on the date of each quarterly earnings announcement. This will be accompanied by a listen-only webcast and presentation available to the public.

The Annual General Meeting for the approval of CNH Industrial N.V.’s 2019 financial statements is scheduled for April 16, 2020.
The 2020 corporate calendar is available on the corporate website: www.cnhindustrial.com.

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com